Exhibit 17.1

22 April 2021

To: Triterras, Inc.

Attention: Chairman

Dear Mr. Koneru,

It is with sincere regret that I hereby resign my position as a director of the company, and membership in the audit, compensation and nominating committees of the board of directors, effective immediately.

Following the discussions at the board of directors’ meeting on 21 April 2021, it is clear that the Chairman and the company’s interim general counsel’s office have very different views to my own as to the optimal path forward for the company at this extremely challenging time. I strongly believe that the company’s board must be united in its approach as to how the company will respond to the resignation of the company’s auditors and the allegations made in the 14 January 2021 short position article. Dissent within the board will not assist the company in navigating these issues.

I wish the company and the board the best going forward down the path that has been chosen.

Regards,

/s/ Matthew Richards
Matthew Richards